UTEC, Inc

Take your business to the next level with UTEC

August 5, 2008

Era Anagnosti

Division of Corporation Finance

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Washington D.C. 20548

Mail Stop 7010

Re: SEC file No. 000-53241

Dear Sir or Madam:

This letter is in response to your comment letter dated July 18, 2008 with regard to the Form 10 -12g/a filing of UTEC, Inc, a Nevada corporation ("Company"). Each comment point in your letter will be cross-referenced with point(s) in the Form 10-12g amendment #1 filed on July 7, 2008.

General

1.

Our June 30, 2008 Form 10Q will be filed by August 28, 2008.

2.

The legal opinion previously re-filed as an exhibit will be withdrawn.

Description of Business

3.

The Form 10-12g has been amended in the Energetic Materials Marketing Unit section to reflect that it is the Company’s opinion regarding our assertions about our competitive position based on our experience in the industry.

Corporate History

4.

The Form 10-12g has been amended to clarify the fact that the marketing units are not separate profit centers, but rather operated by one management group.  A flow chart diagram of management has been included. A detailed description of the relationships among Energetic Systems, Inc, UTEC INC and Messrs. Villamagna and Taylor has been included.

Business of Issuer

5.

The Form 10-12g has been amended to describe the company’s activities from November 8, 1993 through August 24, 2004.

6.

The Form 10-12g has been amended to expand and clarify the Company’s business activities in testing, marketing and distribution of products.

.

Energetic Materials Marketing Unit

7.

The Form 10-12g has been amended to describe the major customers, their relationship to the Company and their relative importance and percentage of business derived from each.

Hazardous Chemicals & Biological Waste Destruction

8.

The Form 10-12g has been amended to fully describe the cost and effect of compliance with environmental laws in accordance with Item 101 (h)(4)(xi) of Regulation S-K.  The costs are not expected to have a material adverse effect on the Company’s business.

M D & A

General

9.

The Form 10-12g has been amended in Item II wherein references to original budget have been deleted.  The discussion of the results of operations for 2007 versus 2006 compares UTEC, Inc. to the predecessor company.

10.

The Form 10-12g has been amended to discuss the changes in financial condition and results of operations for the interim period as required by Item 303(B) of Regulation S-K.

Liquidity and Capital Resources

11.

The Form 10-12g has been amended to expand the discussion to address the reasons for our negative working capital at December 31, 2007. The Form also discloses the anticipated liquidity over the next 12 months. The continuing availability of advances from Energetic Systems Inc. LLC is also discussed. Footnote 5 of the December 31, 2007 financial statement has also been amended to reflect this fact.

Executive Compensation

Summary Compensation Table

12.

The Form 10-12g has been amended to include a separate table with director compensation included. Compensation of executive officers has also been amended to calculate total compensation.

13.

The Form 10-12g has been amended to fully describe Dr. Villamagna’s current affiliations with his management companies, Energetic Systems Inc, LLC and other entities under Summary Compensation Table and under Certain Relationships and Related Transactions.

14.

The Form 10-12g has been amended to clearly disclose the options held by Dr. Villamagna’s management companies.

15.

An Exhibit of the Redstone management agreement has been attached in accordance with Item 402(o)(1) of Regulation S-K.

Market Price of and Dividends On the Registrants Common Equity and Other Member Matters.

16.

The Form 10-12g has been amended to disclose the value of options in this section and the value of shares issued in Note 10 of the financial statements to December 31, 2007.

Recent Sales of Unregistered Securities

17.

The Form 10-12g has been amended to disclose that the shares were issued under section 4(2) of the Securities Act of 1933.

Exhibits

18. All agreements have been attached as exhibits to this filing.

All amendments to the articles of incorporation have been attached as exhibits to this filing.

March 31, 2008 Interim Financial Statements

Comparative Consolidated Statements of Operations

19.

The “cost of sales” is limited to the showing all of the costs related to material sales and the “cost of services” is not in the cost of sales but is included in the expense categories.

Comparative Consolidated Statements of Cash Flows

20.

The Form 10-12g has been amended to correct the negative cash balance.

December 31, 2007 Audited Financial Statements

General

21. A copy of the only internal report reviewed  by our CODM is attached.

Acquisitions

22. The Form 10-12g has been amended in the notes to disclose the value assigned to the restricted common stock and the preferred stock used as consideration in the purchase of UTEC Corporation and the basis for determining that value pursuant to paragraph 51(d) of SFAS 141.

Contractual Obligations

23. The Form 10-12g has been amended in Note 9 to fully disclose the contractual obligations between the Company and Ceramatec.

24. The Form 10-12g has been amended in Note 9 to disclose how the value of the shares used as consideration for the purchase of UTEC Corporation was determined.

25. The Form 10-12g has been amended in Note 9(b) and in Comparative Consolidated Statements of Stockholders Equity in the December 31, 2007 financial statements to clarify that 50,000 shares were issued to Princeton Research for services performed and 850,000 shares issued to Ceramatec.

Yours truly,

/s/ Fortunato Villamagna

Fortunato Villamagna

8500 SE Jayhawk Drive  ◦  PO Box 320  ◦  Riverton, KS  66770

Tel:  +1.620.783.1361  ◦  Fax:  +1.620.783.1360  ◦  http://utec-corp.com